Tri-Continental Corporation

April 28, 2014

Securities and Exchange Commission

Division of Investment Management

100 F. Street, NE

Washington, DC 20549

Re:	Tri-Continental Corporation (the “Corporation”)
File Nos.: 333-104669 and 811-00266
Post-Effective Amendment to a Registration Statement on Form N-2

Dear Mr. Grzeskiewicz:

On behalf of the Corporation, enclosed herewith for filing under the Securities Act of 1933 and the Investment Company Act of 1940, is Post-Effective Amendment No. 14 to the Registration Statement of Tri-Continental Corporation (the “Corporation”) on Form N-2 (File Nos. 333-104669 and 811-00266).

This amendment is being filed for the purpose of updating information contained in the Prospectus and the Statement of Additional Information of the Corporation since the Corporation’s Post-Effective Amendment No. 13 was filed on March 17, 2014. No additional shares of the Corporation are being registered. The changes include updates to financial information and other non-material changes.

We respectfully request that this Registration Statement be declared effective on April 29, 2014 at 4:01 p.m. A request for acceleration is included herewith.

If you have any questions or comments, please call the undersigned at (212) 850-1354 or Joseph D’Alessandro at (212) 850-1703.

Very truly yours,

/s/Megan E. Garcy

Megan E. Garcy

Associate Counsel

Ameriprise Financial

Tri-Continental Corporation

April 28, 2014

Securities and Exchange Commission

Division of Investment Management

100 F. Street, NE

Washington, DC 20549

RE:	Tri-Continental Corporation (the “Corporation”)
File Nos.: 333-104669 and 811-00266
Post-Effective Amendment No. 14 to the Registration Statement
on Form N-2 (the “Registration Statement”)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461(a) under the Securities Act of 1933, the Corporation hereby requests that the effective date for the Registration Statement filed on Form N-2 for the Corporation on April 28, 2014 be accelerated so that it will be declared effective on April 29, 2014 at 4:01 p.m.

        Very truly yours,

By: /s/Megan E. Garcy

        Megan E. Garcy

        Associate Counsel

        Ameriprise Financial, Inc.